Exhibit 23.1

[LETTERHEAD OF PKF]

CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors of:
Shenzhen Jing Wei Communication Co. Ltd and
Jingwei International Investments Limited

We consent to the inclusion in Form 8-K pertaining to the Share Exchange Agreement with Jingwei International Investments Limited of (i) our report dated April 17, 2007, relating to the consolidated financial statements of Shenzhen Jing Wei Communication Co. Ltd as of and for the fiscal years ended December 31, 2006 and 2005, and (ii) our report dated May 10, 2007, relating to the consolidated balance sheet of Jingwei International Investments Limited as of December 31, 2006 and the related statement of operation, stockholders’ equity and cash flows for the period from May 15, 2006 (Date of Inception) to December 31, 2006.

/s/ PKF

PKF
Certified Public Accountants

Hong Kong, China
May 18, 2007